Exhibit 2.1

Plan of Conversion

By Which

Integrated Inpatient Solutions, Inc.

(a Nevada corporation)

will be converted into

Boston Carriers Inc.

(a Marshall Islands corporation)

This Plan of Conversion is entered into by and between Integrated Inpatient Solutions, Inc., a Nevada corporation ("INPT"), and Boston Carriers Inc., a Marshall Islands corporation (the "Resulting Entity"), pursuant to Chapter 92A of the Nevada Revised Statutes.

I

Plan of Conversion

A. Adoption of Plan. In consideration for the mutual promises, covenants, and agreements herein, INPT hereby adopts this plan of conversion pursuant to section 92A.120 of the Nevada Revised Statutes, as follows:

1. INPT shall be converted into the Resulting Entity, to exist as a corporation and be governed by the laws of the Republic of the Marshall Islands under the name Boston Carriers Inc.

2. The Resulting Entity is a continuation of the existence of INPT.

3. The title to all property owned by INPT is vested in the Resulting Entity without revision or impairment, and the Resulting Entity shall be subject to all of the debts and liabilities of INPT, in the same manner as if the Resulting Entity had itself incurred them.

4. Every holder of common stock of INPT will have their shares converted into common stock of the Resulting Entity on a 1 for 1 basis.

5. Every holder of preferred stock of INPT will have their shares converted into shares of preferred stock of the Resulting Entity on a 1 for 1 basis, with every share retaining identical rights and restrictions to those held prior to the conversion of such shares.

6. The business of the Company shall continue to be carried on after the Conversion by the Resulting Entity in accordance with the provisions of the laws of the Republic of the Marshall Islands.

B. Effective Date. The effective date of the conversion (the "Effective Date") shall be March ___, 2016.

II

Conversion of Common Stock

A. Conversion of Common Stock. Pursuant to the Plan of Conversion described in Article I above, on the Effective Date all of the common stock in INPT shall be converted into shares of common stock of the Resulting Entity. The shares of common stock issued as a result of this conversion shall be considered for all purposes to be the same ownership interest as the common stock from which they are derived.

B. Common Stock in Resulting Entity. The shares of common stock in the Resulting Entity acquired hereunder shall be subject to the terms and conditions of the certificate of incorporation and bylaws governing the operation and management of the Resulting Entity.

III

Conversion of Preferred Stock

A. Conversion of Preferred Stock. Pursuant to the Plan of Conversion described in Article I above, on the Effective Date all of the preferred stock in INPT shall be converted into shares of preferred stock of the Resulting Entity having identical rights and restrictions as the preferred stock from which they are derived. The shares of preferred stock issued as a result of this conversion shall be considered for all purposes to be the same ownership interest as the preferred stock from which they are derived.

B. Preferred Stock in Resulting Entity. The shares of preferred stock in the Resulting Entity acquired hereunder shall be subject to the terms and conditions of the certificate of incorporation and bylaws governing the operation and management of the Resulting Entity.

IV

Governing Documents

The certificate of incorporation (attached hereto as Exhibit A) of the Resulting Entity shall be filed with the Registrar or Deputy Registrar of Corporation of the Republic of the Marshall Islands prior to the Effective Date, and together with the bylaws (attached hereto as Exhibit B) of the Resulting Entity shall constitute the governing documents of the Resulting Entity.

V

Approval of the Conversion

This Plan of Conversion shall be approved in writing by a majority-in-interest of the shareholders of INPT.

VI

Miscellaneous

A. Controlling Law. The validity, interpretation, and performance of this plan of conversion shall be controlled by and construed under the laws of the State of Nevada as existing from time to time.

B. Amendment. This plan of conversion may be amended at any time before the approval of this plan of conversion by the shareholders of INPT and may be amended prior to filing the Articles of Conversion in Nevada, except that subsequent to approval of this Plan by the shareholders of INPT, this Plan may not be amended to change:

(i) the amount or kind of shares or other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, or other property to be received by the shareholders or interest holders under this Plan;

(ii) the Articles of Incorporation of the Resulting Entity that will be in effect immediately following the conversion; or

(iii) any of the other terms or conditions of this Plan if the change would adversely affect any of the shareholders or the interest holders in any material respect.